UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 11, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated September 11, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 11, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 22, 2007

J-Pacific Identifies a Possible Southern Extension of the Giant Vein at Blackdome

Surface sampling of quartz float returns 0.30 to 9.32g Au/t

VANCOUVER, JULY 31, 2007 - J-Pacific Gold Inc. ("J-Pacific"; TSXV - JPN, OTCBB - JPNJF) said today reconnaissance work undertaken during the 2007 Phase 2 drill program at the Blackdome Gold Mine resulted in the identification of a possible southern extension to the past producing Giant Vein.

Four grab samples collected from an area 1 kilometre north of the Blackdome mill site may represent the continuation of the Giant Vein approximately 1 kilometre southwest of where extensive drilling had been completed during the late 1980's. A sample of quartz vein material in float returned 9.32g Au/t. Grab samples taken from an outcrop of 0.5m wide quartz vein ran 1.90 and 0.30g Au/t. In addition, a sample of moderate intensity, bleached, crackle breccia found 100 metres from the vein outcrop returned 2.99g Au/t.

This area had been targeted by recent consultation reviews as a possible area of structural intersection similar to productive sections of the No. 1 and 2 Veins. John Harrop, J-Pacific's Senior Geologist was particularly pleased with these initial results. "We made a preliminary reconnaissance of the area with the expectation of needing a geochemical survey to locate any veins. Locating prospective veins and breccia in outcrop so near to the predicted structural intersection has significantly increased the priority of this exploration target."

The Giant Vein was one of the very first gold bearing veins discovered at Blackdome. The vein has some gold production history from trenches were zones reached the surface. Part of the current resource at Blackdome is based on results of drilling along 800 metres of the Giant Vein.

In addition, two float samples collected from the Airport Vein, located northwest of the Giant Vein returned 2.66 and 2.04g Au/t. The first of the two samples selected quartz vein material, while the second focused on wall rock and crackle breccia. The Airport Vein was explored in the early stages of the area, but received little attention during the life of the mine in the 1980's.

A map illustrating the relative location of the projected extension of the Giant Vein is posted on the J-Pacific website.

BACKGROUND

Located in the Clinton Mining District of British Columbia, approximately 250 kilometres north of Vancouver and some 70 kilometres west-northwest of the town of Clinton, the Blackdome Gold Mine yielded 240,000 ounces of gold from 338,000 tonnes of ore between 1986 and 1991.

Currently, the Blackdome Gold Mine has an inferred mineral resource (A. Boronowski, 1999), as reclassified by SRK Consulting (2001), of 124,120 tonnes, averaging 12.8g Au/t and 33.7g Ag/t and totalling 50,834 ounces of gold and 134,386 ounces of silver. The infrastructure and processing facilities remain at the mine, as do the majority of permits for operation.

Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, is undertaking the exploration program under the supervision of Mr. John Harrop P.Geo. Mr. Harrop is J-Pacific's Senior Geologist and the qualified person for this project as defined by NI 43-101 regulations, and has reviewed and approved this news release.

Acme Analytical Laboratories Ltd (an ISO 9001 accredited laboratory) conducted analytical work under the supervision of a BC Certified Assay. Replicates and laboratory inserted geochemical standards have been monitored during this programme.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Investor Relations:
Neil Murray-Lyon
Renmark Financial Communications Inc.
Tel: +1 (514) 939-3989
Fax: +1 (514) 939-3717
E-mail: nmurraylyon@renmarkfinancial.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.